

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



05076133

DIVISION OF
CORPORATION FINANCE

December 29, 2005

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box WS3B-45
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Incoming letter dated November 16, 2005

Dear Mr. Ellis:

This is in response to your letter dated November 16, 2005 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352


MERCK

November 16, 2005

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: The resources committed to advertisements, publications and reports are evidence of The Company's intention to assure the public about the quality and safety of its products, the ethical conduct of its employees and its value for investors. In order to demonstrate in a credible way that it properly and effectively utilizes its resources such as its advertising budgets, mangers and supervisors, staff, Human Resources, Legal Department, Controller, Merck Office of Ethics, The Merck AdviceLine and its commitment to be truthful, I propose that the Company do the following:
>
> - All reports and allegations of violations of the law and professional conduct received by any of its resources listed above be disclosed to Merck's employees and stockholders.
> - The Company's investigation of the reported and alleged violations and the conclusion of the investigations also be reported to its employees and stockholders;
> - The actions taken as the results of the investigations against violators of the law and The Company's code of conduct be reported to its employees and stockholders.

For your information, the Proponent is a former Company employee whose employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company. In each instance, the Division of Corporation Finance (the "Staff") has agreed that the Company may exclude the Proponent's proposal.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for the following reasons, each of which in and of itself should be sufficient.

- First, we believe the Proposal may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.
- Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it deals with the Company's ordinary business operations, is mundane in nature and does not involve any substantial policy or other considerations.
- Third, we believe that the Proposal may be excluded in accordance with 14a-8(i)(3) as it impugns character, integrity and personal reputations without factual foundation.
- Finally, we believe that the Proposal violates New Jersey law and therefore is excludible unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

The Proponent's supporting statement for his Proposal is attached as Appendix A.

DISCUSSION

Personal Grievance

The Proponent was employed by the Company in its research department for over 20 years. His employment was terminated in 1999. Every year since 2000 he has submitted a shareholder proposal substantially similar to the Proposal, and every year the Division has agreed there was basis to exclude the proposal. See

- *Merck & Co., Inc.* (January 19, 2005) and *Merck & Co., Inc.* (January 16, 2004) (excludible under Rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., management of the workplace))

- *Merck & Co., Inc.* (January 23, 2003) (excludible under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large);

- *Merck & Co., Inc.* (March 7, 2002) and *Merck & Co., Inc.* (February 9, 2001) (excludible on basis of ordinary business).

It is clear that the Proponent is a former employee who continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research department. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See USX Corporation* (December 28, 1995) (a proposal to adopt and maintain a code of ethics); *Texaco, Inc.* (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal is a variation on the same proposal the Proponent has been raising for several years. Therefore, we believe the Proposal properly may be excluded under Rule 14a-8(i)(4), as it was with respect to proxy materials for the 2003 Annual Meeting of shareholders, as related to the redress of a personal claim or grievance, or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. The Proposal directly relates to the management of the workforce and operations that are at the core of the Company's business. The protection and management of Company assets and supervision of and communications to Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. The Division permitted exclusion of substantially similar proposals from this Proponent on the basis of this Rule four times: *Merck & Co., Inc.* (January 19, 2005) and *Merck & Co., Inc.* (January 16, 2004), *Merck & Co., Inc.* (March 7, 2002) and *Merck & Co., Inc.* (February 9, 2001) .

Impugns Character

As clarified in Staff Legal Bulletin No. 14B, Rule 14a-8(i)(3) continues to permit exclusion of proposals where statements

> directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual basis.

The Proponent's supporting statement, without any attempt at factual basis, accuses Merck managers and supervisors of "professional misconduct, incompetence and greed" thus directly impugning the employees' character, integrity and personal reputation, and making charges of improper and immoral conduct. It is impossible to disprove such conclusory statements, and requiring their inclusion would cause the Proxy materials to violate Rule 14a-8(i)(3). Therefore, we believe the Proposal properly may be excluded under Rule 14a-8(i)(3) unless such comments are stricken from the Proposal.

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Depending on the subject matter, Rule 14a-8(i)(1) notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." Merck is a corporation organized and existing under the laws of the State of New Jersey. The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the Securities Exchange Commission noted in adopting the predecessor to Rule 14a-8(i)(1) "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Exchange Act Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies Inc.* (November 6, 2001). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal is excludible unless it is recast as a recommendation or request to the Board.

Conclusion

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2006 Annual Meeting of the Stockholders pursuant to Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(1).

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof. An additional copy is included, which we ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about March 1, 2006.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.



Bruce Ellis
Assistant Counsel
Employee Benefits & Executive Compensation

Enc.
CC: Laszlo R. Treiber, Ph.D
16230 Nacido Court
San Diego, CA 92128

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224


MERCK

October 17, 2005

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

Dear Dr. Treiber:

This is to acknowledge your letter dated September 28, 2005 and your stockholder proposal regarding standards for ethical and professional conduct, which you submitted for inclusion in the proxy materials for the 2006 Annual Meeting of Stockholders.

I note the confirmation that you have been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters – 2006 doc

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

September 28, 2005

Board of Directors
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100


RECEIVED
OCT 4 2005

Ladies and Gentlemen:

The copy of my Proposal submitted to be included in the Notice of Annual Meeting of Stockholders 2006 is attached for your consideration. In the event you decide to implement changes in the ways you are running Merck, I would like my Proposal to be part of the new policies. In the past I brought similar documents to the Boards attention apparently without any results. This time, while it is by no means a pleasure to me, it is definitely with a great deal of personal satisfaction to be able to remind you: "I told you so!"

You may or may not like it, but changes will have to come. Life will give you no other options. I have been around and probably have seen more of the realities of the world than all the members of the Board combined. For instance, I have first hand experience with the arrogance of my former Merck managers, that is so graphically exposed during the Vioxx litigations. They certainly failed to destroy my personal and professional integrity. Now it is my turn to see what the results of their approach will be in the court of law.

In my experience modesty, honesty and integrity go a long way and they should have been the only way for Merck all along. You may disagree with me, but some lawyers out there seem to be able to give you something to think about.

Very truly yours,

Laszlo R. Treiber

<u>Enclosure</u>

Documents presented in courts during the Vioxx trials clearly demonstrate, that at Merck the personal financial interests of certain individuals take precedence over concerns for human life. Furthermore, the design and execution of Vioxx-related clinical trials are not only inferior to acceptable industry standards, but also evidence of the single-minded effort of Merck's management to only allow preconceived interpretation of the results and to retaliate against those expressing a different opinion. There is a profound contradiction between Merck's rhetoric released to the public and the reality experienced by The Company's employees and investors, as well as physicians and patients.

RESOLVED: The resources committed to advertisements, publications and reports are evidence of The Company's intention to assure the public about the quality and safety of its products, the ethical conduct of its employees and its value for investors. In order to demonstrate in a credible way that it properly and effectively utilizes its resources such as its advertising budget, managers and supervisors, staff, Human Resources, Legal Department, Controller, Merck Office of Ethics, The Merck AdviceLine and its commitment to be truthful, I propose that the Company do the following:

- All reports and allegations of violations of the law and professional conduct received by any of its resources listed above be disclosed to Merck's employees and stockholders.
- The Company's investigation of the reported and alleged violations and the conclusion of the investigations also be reported to its employees and stockholders;
- The actions taken as the results of the investigations against violators of the law and The Company's code of conduct be reported to its employees and stockholders.

SUPPORTING STATEMENTS:

It is not a coincidence but the inevitable consequence of The Company's practice of unconditionally supporting its managers' and supervisors' professional misconduct, incompetence and greed, that Merck & Co., Inc. is now facing thousands of lawsuits. During the last 15 - 20 years The Company ignored ample evidence of ethical violations rather than dealing with them in accordance with existing laws and its own policies. A company with integrity could have and would have prevented damages inflicted on tens of thousands of Vioxx users, financial losses of its employees and investors and losing its own credibility by adhering to the ethical standards generally accepted by the scientific and business communities. The evidence is compelling, that the greatest adverse impact on The Company's image was caused by the same individuals who were supposed to be formulating and enforcing the code of conduct. Therefore, declaring the "patient first" slogan, the "values" and "high standards", and listing the resources assigned to dealing with concerns about professional misconduct and ethical issues alone hardly suffice to restore The Company's reputation. Disclosing The Company's record of investigating and resolving cases of legal and ethical concerns reported to any of its offices is the only credible way of showing to what extent The Company is living up to its widely publicized intentions, values and standards.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 29, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 16, 2005

The proposal requests that Merck disclose to its employees and stockholders all reports and allegations of violations of the law and professional conduct received by resources specified in the proposal; Merck's investigation into the reported and alleged violations and the conclusions of the investigations; and Merck's actions taken as the results of the investigations against violators of the law and the company's code of conduct.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., management of the workplace). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Mary Beth Breslin
Special Counsel